Via Facsimile and U.S. Mail
Mail Stop 6010

January 29, 2009

Mr. Stanton Nelson
Chief Executive Officer
Graymark Healthcare, Inc.
101 N. Robinson, Ste. 920
Oklahoma City, OK  73102

**Re:     Graymark Healthcare, Inc.**
**        Form 10-K for the Year Ended December 31, 2007**
**        Filed March 28, 2008**
**        Form 10-Q for the Quarterly Period Ended June 30, 2008**
**        Filed August 14, 2008**
**        File No. 1-34171**

Dear Mr. Nelson:

        We have completed our review of the above filings and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief